April 15, 2016

Via EDGAR

James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation

Form 10-K for the Fiscal Year Ended June 27, 2015

Filed August 25, 2015

File No. 001-06544

Dear Mr. Allegretto:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 12, 2016 with respect to the Company’s Form 10-K, filed August 25, 2015 (“Form 10-K”). For your convenience, comments contained in your April 12, 2016 letter are reprinted in bold italics below.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Mr. James Allegretto

U.S. Securities and Exchange Commission

April 15, 2016

Note 9. Derivative Financial Instruments, page 65

1.	Your response to question 5 indicates that the company is not amortizing AOCI to earnings based on the October 2014 debt but as the hedged fixed interest payments impact earnings. However you stated on page 66 of the 10-K, as well as on page 9 of your Form 10-Q for the quarter ended December 26, 2015, that “cumulative losses recorded in Accumulated other comprehensive (loss) income related to these swaps will continue to be amortized through interest expense over the term of the originally issued debt as the amount hedged is anticipated to remain within our capital structure.” [Emphasis added.] For the AOCI related to the swaps terminated in September 2014, please explain to us what you meant by “the term originally issued debt” and why this disclosure is consistent with your response to question 5.

Company Response

In the Company’s previous response letter dated March 31, 2016, it was noted that the Company is amortizing amounts out of AOCI and into earnings pursuant to ASC 815, that is, as the hedged interest payments impact earnings. Historically, as the April 1st and October 1st 2015 interest rate payments on the October 2014 debt accrued, the respective amounts in AOCI were reclassified to earnings. Going forward, as the April 1st and October 1st interest rate payments on the new senior notes issued in September 2015 accrue, the respective amounts in AOCI will be reclassified to earnings. While the payment dates on both series of senior notes match, the Company is not amortizing AOCI based on the October 2014 debt. The Company is required to continue to release the respective amounts in AOCI to earnings as the hedged fixed rate interest payments impact earnings until such time as Sysco can assert that any of those payments are probable of not occurring.

The Company’s disclosure in its 2015 Form 10-K and subsequent 10-Q for the quarter ended December 26, 2015, included “cumulative losses recorded in Accumulated other comprehensive (loss) income related to these swaps will continue

Mr. James Allegretto

U.S. Securities and Exchange Commission

April 15, 2016

to be amortized through interest expense over the term of the originally issued debt as the amount hedged is anticipated to remain within our capital structure.” The intent of the disclosure was to indicate that the amortization periods would continue to match that of the interest payments as originally documented. The Company will clarify its disclosure in subsequent applicable Form 10-Q’s and Form 10-K’s as follows:

The cumulative losses recorded in Accumulated other comprehensive (loss) income related to these swaps will continue to be amortized through interest expense over the term of the originally hedged fixed-rate interest rate payments, as those payments are anticipated to remain within its capital structure. The interest payments included in its originally hedged amount were 60 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt and 20 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt. Amortization commenced in October 2014 when those interest payments began affecting earnings.

Sysco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Mr. James Allegretto

U.S. Securities and Exchange Commission

April 15, 2016

Very truly yours, /s/ Russell Libby Russell Libby Executive Vice President – Administration and Corporate Secretary

cc:	Lisa Sellars, Staff Accountant

Daniel Porco, Staff Attorney

Lilyanna Peyser, Special Counsel

B. Joseph Alley, Jr., Arnall Golden Gregory LLP

William R. Strait, Ernst & Young

Joel Grade, Sysco Corporation